Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the heading “Experts” in this registration statement on Form F-3 and related prospectus of VBI Vaccines Inc. for the registration of up to $150,000,000 in VBI Vaccines Inc.’s common shares, warrants and units and to the incorporation by reference therein of our report dated March 22, 2016 with respect to the consolidated statement of financial position of SciVac Therapeutics Inc. as of December 31, 2015, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2015, included in the Registration on Form F-4 of SciVac Therapeutics Inc., filed with the Securities and Exchange Commission.

/s/ Smythe LLP
Chartered Professional Accountants
Vancouver, Canada
July 18, 2016